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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of April 2002

                       Commission File Number 001-15190

                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                            R.R. District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)
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                               TABLE OF CONTENTS
1.   Other Events

     On April 24, 2002, the Company released a press release concerning its financial results for the quarter and financial year ended March 31, 2002 prepared under Indian and U.S. generally accepted accounting principles. The release contained an overview of the Company's business and included financial projections for the fiscal quarter ending June 30, 2002 and the year-ending March 31, 2003. The release highlighted the addition of new customers, the launch of Satyam's operations in China and the status of subsidiaries and joint ventures. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

     On April 24, 2002, as required by the Indian stock exchanges on which the Company's shares are listed, the Company published a summary of its financial results for the quarter and financial year ended March 31, 2002 prepared under Indian and on voluntary basis U.S. generally accepted accounting principles
(GAAP). The summary of fourth quarter and year end financial results filed with the Indian Exchanges was accompanied by an Investor News Update which provided further details on the matters covered in the release. A copy of the summary of fourth quarter and year end financial results under Indian GAAP is attached hereto as exhibit 99.2 and under U.S. GAAP is attached hereto as exhibit 99.3, each of which are incorporated herein by reference. A copy of the Investor News Update is attached hereto as exhibit 99.4 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE. IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27-A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY AND THE COMPANY'S INTENTIONS WITH RESPECT TO SIFY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS -WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" AND "THE FINANCIAL TURMOIL IN OTHER COUNTRIES COULD CAUSE OUR BUSINESS OF THE PRICE OF OUR ADSs TO SUFFER" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT FOR THE THIRD QUARTER ENDED DECEMBER 31, 2001 FILED WITH THE SECURITIES EXCHANGE COMMISSION ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.   Exhibits

     99.1 Press Release of the Company dated April 24, 2002.

     99.2 Summary of Indian GAAP Fourth Quarter and Year End Financial Results of the Company dated April 24, 2002.

     99.3 Summary of U.S. GAAP Fourth Quarter and Year End Financial Results of the Company dated April 24, 2002.

     99.4 Investor News Update of the Company dated April 24, 2002.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 25, 2002

                                       SATYAM COMPUTER SERVICES LIMITED

                                          By: /s/ G. Jayaraman
                                      -------------------------------
                                       Name:  G. Jayaraman
                                       Title: Vice President Corporate Affairs
                                       and Company Secretary

                                 EXHIBIT INDEX

     99.1 Press Release of the Company dated April 24, 2002.

     99.2 Summary of Indian GAAP Fourth Quarter and Year End Financial Results of the Company dated April 24, 2002.

     99.3 Summary of U.S. GAAP Fourth Quarter and Year End Financial Results of the Company dated April 24, 2002.

     99.4 Investor News Update of the Company dated April 24, 2002.